Exhibit 99.2

Canadian Solar Reports First Quarter 2019 Results

Guelph, Ontario, May 30, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter of 2019 ended March 31, 2019.

First Quarter 2019 Highlights

•                  Total solar module shipments were 1,575 MW, compared to 1,951 MW in the fourth quarter of 2018 and first quarter 2019 guidance of 1.3 GW to 1.4 GW.

•                  Net revenue was $484.7 million, compared to $901.0 million in the fourth quarter of 2018 and first quarter 2019 guidance of $450 million to $480 million.

•                  Gross margin was 22.2%, compared 28.3% in the fourth quarter 2018, after excluding the benefit of a U.S. countervailing duty (CVD) reversal of $16.1 million in that quarter, and first quarter 2019 guidance of 16.0% to 18.0%.

•                  Net loss attributable to Canadian Solar was $17.2 million, or $0.29 per diluted share, compared to net income of $111.6 million, or $1.81 per diluted share, in the fourth quarter of 2018, or net income of $99.5 million, or $1.61 per diluted share, in the fourth quarter of 2018, after excluding the CVD reversal of $16.1 million, net of income tax effect, in that quarter.

•                  As of April 30, 2019, the Company’s portfolio of utility-scale solar power plants in operation was 983.6 MWp with an estimated total resale value of approximately $1.2 billion. Only the value of the class B shares which the Company holds in its tax equity solar power plant in the U.S. is included in this resale value.

First Quarter 2019 Results

Net revenue in the first quarter of 2019 was $484.7 million, compared to $901.0 million in the fourth quarter of 2018, and $1.42 billion in the first quarter of 2018. The sequential decrease was primarily due to the previously disclosed acceleration of certain high profit project sales into 2018 from 2019, an enterprise resource planning (ERP) system upgrade which resulted in 5 days of work stoppage at several manufacturing facilities and the anticipated lower production and sales volumes due to the impact of the Chinese New Year Holiday. The year over year decrease was primarily due to the higher revenue contribution from project sales and higher solar module ASP in the prior period. First quarter 2019 guidance was $450 million to $480 million.

Total solar module shipments in the first quarter of 2019 were 1,575 MW, compared to 1,951 MW in the fourth quarter of 2018 and first quarter 2019 guidance of 1.3 GW to 1.4 GW. Total solar module shipments in the first quarter of 2019 included 52 MW shipped to the Company’s utility-scale solar power projects. Solar module shipments recognized in revenue in the first quarter of 2019 totaled 1,423 MW, compared to 2,076 MW in the fourth quarter of 2018 and 1,765 MW in the first quarter of 2018.

Gross profit in the first quarter of 2019 was $107.4 million, compared to $271.3 million in the fourth quarter of 2018 and $143.9 million in the first quarter of 2018. Gross margin in the first quarter of 2019 was 22.2%, compared to 28.3% in the fourth quarter of 2018, after excluding the benefit of a CVD reversal of $16.1 million in that quarter, and 30.1%, including the benefit of the CVD reversal in that quarter, and 10.1% in the first quarter of 2018. First quarter 2019 guidance was 16.0% to 18.0%. Gross margin in the first quarter of 2019 was better than expected primarily due to a lower blended module manufacturing cost compared to our previous forecast.

Canadian Solar’s MSS business comprises primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provides engineering, procurement and construction (EPC) and operating and maintenance (O&M) services. Canadian Solar’s Energy business comprises primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. The module sales from the Company’s MSS business to its Energy business are on terms and conditions similar to sales to third parties.

The Company develops solar power projects worldwide. Where applicable, the Company may apply for and/or be entitled to receive a feed-in tariff (FIT) for its projects. Alternatively, the Company may participate in public or private energy auctions and bidding, which result in long-term power purchase agreements (PPAs). The Company may also sell all or part of the electricity generated from its solar power projects on the merchant power market. Because of the longer lead time (two to four years) to develop solar power projects and bring them to a commercial operation date (COD), the actual gross margin of a project may deviate from the expected gross margin. The deviation may be caused by, but not limited to, changes in the political and economic conditions in host countries, project specific conditions, price movements of solar modules and other components, EPC services and the capital return requirements of solar asset buyers. In recent years, the Company has sold some solar power projects before COD. We typically refer to these sales as “notice to proceed” or NTP sales. Revenue is lower, while gross margin percentage is higher, in NTP sales compared to COD sales, even if the absolute margin is the same. Results from the Company’s Energy business may be lumpy from quarter to quarter, depending on project NTP and COD dates, project sale transaction dates and the profit level of each project.

The following tables provide select financial data for the Company’s MSS and Energy Businesses:

	Three Months Ended March 31, 2019 (in Thousands of US Dollars)
	MSS	Energy	Elimination	Total
Net revenue	468,901	31,587	(15,769)	484,719
Cost of revenue	369,664	22,174	(14,558)	377,280
Gross profit	99,237	9,413	(1,211)	107,439
Gross Margin	21.6%	29.8%	7.7%	22.2%
Income (loss) from operations	20,741	(12,925)	(1,211)	6,605

Three Months Ended March 31, 2019
MSS:
Solar modules and other solar power products	371,094
Solar system kits	25,076
EPC services	39,679
O&M services	4,510
Others (materials and components)	12,773
Subtotal	453,132
Energy:
Solar power projects	24,571
Electricity	1,283
Others (EPC and development services)	5,733
Subtotal	31,587
Total net revenue	484,719

Total operating expenses in the first quarter of 2019 were $100.8 million, compared to $134.7 million in the fourth quarter of 2018 and $65.7 million in the first quarter of 2018.

Selling expenses in the first quarter of 2019 were $37.9 million, compared to $44.4 million in the fourth quarter of 2018 and $42.3 million in the first quarter of 2018. The sequential decrease was primarily due to lower professional service expenses, project transaction fees and shipping and handling costs.

General and administrative expenses in the first quarter of 2019 were $51.4 million, compared to $81.3 million in the fourth quarter of 2018 and $48.8 million in the first quarter of 2018. The sequential decrease was primarily due to a $26.8 million impairment charge related to certain manufacturing assets in the fourth quarter of 2018, decreased professional service expenses and a decrease in bad debt provision.

Research and development expenses in the first quarter of 2019 were $13.2 million, compared to $15.4 million in the fourth quarter of 2018 and $9.5 million in the first quarter of 2018.

Other operating income in the first quarter of 2019 was $1.7 million, compared to $6.4 million in the fourth quarter of 2018 and $34.9 million in the first quarter of 2018. Other operating income in the first quarter of 2018 reflects the net gain from the sale of solar power plants in the U.K. and Japan.

Income from operations in the first quarter of 2019 was $6.6 million, compared to $136.6 million in the fourth quarter of 2018, and $78.2 million in the first quarter of 2018.  The fourth quarter of 2018 reflects the previously disclosed acceleration of certain high profit project sales into 2018 from 2019.  Operating margin was 1.4% in the first quarter of 2019, compared to 15.2% in the fourth quarter of 2018 and 5.5% in the first quarter of 2018.

Non-cash depreciation and amortization charges in the first quarter of 2019 were $37.6 million, compared to $32.2 million in the fourth quarter of 2018 and $34.5 million in the first quarter of 2018. Non-cash equity compensation expense in the first quarter of 2019 was $2.4 million, compared to $2.4 million in the fourth quarter of 2018 and $2.1 million in the first quarter of 2018.

Interest expense in the first quarter of 2019 was $21.7 million, compared to $23.0 million in the fourth quarter of 2018 and $29.6 million in the first quarter of 2018.

Interest income in the first quarter of 2019 was $2.0 million, compared to $2.2 million in the fourth quarter of 2018 and $3.6 million in the first quarter of 2018.

The Company recorded a loss on change in fair value of derivatives in the first quarter of 2019 of $1.3 million, compared to a loss of $7.3 million in the fourth quarter of 2018 and a gain of $4.5 million in the first quarter of 2018. Foreign exchange loss in the first quarter of 2019 was $12.6 million, compared to a gain of $7.3 million in the fourth quarter of 2018, and a loss of $8.5 million in the first quarter of 2018.

Income tax benefit in the first quarter of 2019 was $7.5 million, compared to income tax expense of $36.7 million in the fourth quarter of 2018 and income tax expense of $4.1 million in the first quarter of 2018.

Net loss attributable to Canadian Solar in the first quarter of 2019 was $17.2 million, or $0.29 per diluted share, compared to net income of $111.6 million, or $1.81 per diluted share, in the fourth quarter of 2018 and net income of $43.4 million, or $0.72 per diluted share, in the first quarter of 2018.

Financial Condition

The Company had $912.3 million of cash, cash equivalents and restricted cash as of March 31, 2019, compared to $941.0 million as of December 31, 2018.

Accounts receivable, net of allowance for doubtful accounts, at the end of the first quarter of 2019 were $388.7 million, compared to $498.2 million at the end of the fourth quarter of 2018. Accounts receivable turnover in the first quarter of 2019 was 91 days, compared to 46 days in the fourth quarter of 2018.

Inventories at the end of the first quarter of 2019 were $385.1 million, compared to $262.0 million at the end of the fourth quarter of 2018. Inventory turnover in the first quarter of 2019 was 81 days, compared to 44 days in the fourth quarter of 2018.

Accounts and notes payable at the end of the first quarter of 2019 were $934.0 million, compared to $749.2 million at the end of the fourth quarter of 2018.

Short-term borrowings and current portion of long-term borrowings on project assets at the end of the first quarter of 2019 were $1.4 billion, compared to $1.3 billion at the end of the fourth quarter of 2018. Long-term borrowings at the end of the first quarter of 2019 were $433.5 million, compared to $393.6 million at the end of the fourth quarter of 2018.

Total borrowings directly related to the Company’s utility-scale solar power projects were $735.0 million at the end of the first quarter of 2019, compared to $735.1 million at the end of the fourth quarter of 2018. Total debt at the end of the first quarter of 2019 was approximately $1.92 billion, compared to approximately $1.96 billion at the end of the fourth quarter of 2018.

Yan Zhuang, acting Chief Executive Officer of Canadian Solar, commented, “After achieving close to 140% growth of net profit in 2018 from the 2017 level, we reasonably expected a healthy pause in the first quarter of 2019 due to the acceleration of some high-profit project sales from 2019 into 2018, the appreciation of the RMB, lost manufacturing days related to our ERP system upgrade and the impact of Chinese New Year on production and sales volumes. Despite these challenges, we remained focused and delivered Q1 2019 solar module shipments, revenue and gross margin at or above our expectations. We are encouraged by the healthy demand levels we are seeing in our key markets, stability in module ASPs and anticipated higher utilization of our capacity. Our late-stage, utility-scale solar power project pipeline, including those under construction, increased to approximately 3.4 GWp, as of April 30, 2019. The sale of the majority of these projects remains on track for 2020 or later. Our portfolio of solar power plants in operation, as of April 30, 2019, was 983.6 MWp, with an estimated total resale value of approximately $1.2 billion. In addition, we are pleased with the interest in our high efficiency products. These products continue to give us added competitive advantage as we deliver to customers higher efficiency and lower total cost of ownership energy solutions.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added, “We managed all aspects of the business within our direct control, with total operating expenses lowered to $100.8 million compared to $134.7 million in the fourth quarter of 2018. Our continued organizational focus on profitable module sales helped us deliver a 21.6% gross margin in a challenging quarter, which was above our expectations. Our overall profitability for the first quarter 2019 was impacted by a foreign exchange loss due to the appreciation of the RMB against the U.S. dollar, lost manufacturing days and a lower production volume due to our ERP system upgrade and the Chinese New Year holiday, as well as anticipated lower sales of solar power projects compared to the previous quarter. We expect our profitability will improve as we move through 2019. We signed an agreement in April to sell 80% interest in our 482.6 MWp late-stage project portfolio in Brazil and expect to close this transaction and recognize the revenue after the second quarter of 2019. In addition, in May, we completed the sale of the 134 MWp Mustang project in the U.S. and the 68 MWp Aguascalientes project in Mexico.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline includes primarily those projects that have feed-in tariffs (FITs) or power purchase agreements (PPAs), and are expected to be built within the next four years. The Company cautions that some late-stage projects may not reach completion due to such factors as failure to secure permits and grid connection, and changes of host country political and economic conditions, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of April 30, 2019, the Company’s late-stage, utility-scale solar project pipeline, including those in construction, totaled approximately 3.4 GWp, with 1,525 MWp in the U.S., 482.6 MWp in Brazil, 368 MWp in Mexico, 294.8 MWp in Japan, 100 MWp in China and additional 651.5 MWp in Australia, Argentina, Canada, Israel, Taiwan, the Philippines, India, Malaysia, Italy and South Korea.

In the United States, as of April 30, 2019, the Company’s late-stage, utility-scale solar project pipeline totaled 1,525 MWp as detailed in the table below. In March, the Company signed a 280 MWp power purchase agreement on another project in Texas, as well as a 20-year 35 MWp power purchase agreement with Power and Water Resources Pooling Authority (PWRPA) on the Slate project in Kings County, California. In April, the Company secured a $50 million letter of credit facility from Natixis to support the development of its solar and storage projects across the U.S. and Canada.

As of April 30, 2019, the Company’s late-stage, utility-scale solar project pipeline in the U.S. totaled 1,525 MWp* as detailed in the table below.

Project	MWp	Storage (MWh)	Location	Status	Expected COD
Gaskell West 2	147	N/A	California	Development	2020
Pflugerville	185	N/A	Texas	Development	2020
Texas Project	280	N/A	Texas	Development	2020
Texas Project 2	310	N/A	Texas	Development	2020
Texas Project 3	280	N/A	Texas	Development	2021
Slate	235	180	California	Development	2021
Stanford Solar Generating Station #2	88	N/A	California	Development	2021
Total	1,525

*This table does not include the 100 MWac Sunflower project located in Mississippi. In November 2018, the Company entered into a build-to-transfer agreement with Entergy Mississippi for the Sunflower project. As part of the agreement, Entergy Mississippi will serve as both project owner and electricity off-taker once the project is constructed and transferred to them. This build-to-transfer agreement is pending approval by the Mississippi Public Service Commission.

In Japan, as of April 30, 2019, the Company’s late-stage, utility-scale solar project pipeline, for which interconnection agreements and FIT have been secured, totaled approximately 294.8 MWp, including 97.7 MWp under construction and 197.1 MWp under development.

The Japan Ministry of Economy Trade and Industry (METI) finalized the rule change to the FIT program for 32, 36 and 40 yen projects that are not operational. The Company’s current pipeline of 294.8 MWp in Japan reflects the anticipated impact of the final rule change.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of April 30, 2019:

Expected COD Schedule (MWp)

2019	2020	2021 and Thereafter	Total
67.7	48.6	178.5	294.8

In Brazil, as of April 30, 2019, the Company has a 482.6 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp		Location	Status	Expected COD
Francisco Sa	114.3		Minas Gerais	Development	2021
Jaiba	101.6		Minas Gerais	Development	2021
Lavras	152.4		Ceara	Development	2021
Salgueiro	114.3		Pernambuco	Development	2020
Total	482.6	*

In April 2019, the Company signed an agreement to sell its 80% interest in the 482.6 MWp of solar power projects to Nebras Power Investment Management B.V., a Dutch affiliate of Nebras Q.P.S.C. Canadian Solar will supply its high efficiency bi-facial solar modules to the projects. The Company expects to close the transaction and recognize the revenue after the second quarter of 2019.

In Mexico, as of April 30, 2019, the Company has a 368 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2021
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Total	368

In China, as of April 30, 2019, the Company’s late-stage power pipeline was 100 MWp.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, as of April 30, 2019, the Company had a portfolio of utility-scale, solar power plants in operation totaling 983.6 MWp. The Company records these power plants on the balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”. The proceeds of sale of projects recorded as “project assets (build to sell)” on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain or loss from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net (build to own)” on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

*The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of April 30, 2019:

U.S.		Japan	China	India	Mexico		Others	Total
339.9	*	86.2	370.3	90.1	68	*	29.1	983.6

*The Company sold the 134 MWp Mustang solar power plant in the U.S. and the 68 MWp Aguascalientes solar power plant in Mexico in May 2019.

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan for 2019.

Manufacturing Capacity (MW)

	31-Dec-18 (Actual)	30-Jun-19 (Planned)	31-Dec-19 (Planned)
Ingot	1,650	1,650	1,650
Wafer	5,000	5,000	5,000
Cell	6,300	7,800	9,300
Module	8,880	9,130	11,200

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, order book and global economic environment. This outlook is subject to uncertainty on final customer demand, solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the second quarter of 2019, the Company expects total solar module shipments to be in the range of approximately 1.95 GW to 2.05 GW, including approximately 50 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the second quarter 2019. Total revenue for the second quarter of 2019 is expected to be in the range of $970 million to $1.01 billion. Gross margin for the second quarter is expected to be between 13% and 15%, reflecting the inclusion of the Mustang project sale, which has a lower gross margin based on the enterprise value of the project, not equity. Excluding the Mustang project sale, gross margin for the second quarter is expected to be between 16% and 18%.

Yan Zhuang, acting Chief Executive Officer of Canadian Solar commented: “All key aspects of our fundamental business remain strong led by healthy demand and relatively stable pricing. We view Q1 2019 as a one-time bump in our record of consistently delivering profitable results in both up and down markets. Our focus is on monetizing the 3.4 GWp of assets in our late-stage, utility scale solar power project pipeline and redeploying that capital into attractive project opportunities to ensure our future success. Separately, in our MSS business, we are currently running with about 50% to 60% of our long-term capacity booked. We have historically left some capacity to meet the needs of higher margin near-term sales. This has been a very successful strategy and remains an important element of our planning, execution and track record of success.”

Recent Developments

On May 29, 2019, Canadian Solar announced that it signed a multi-year module supply agreement with EDF Renewables North America to deliver 1,800 MW of high efficiency solar modules for projects in the U.S., Canada, and Mexico. This module supply agreement represents the largest single module supply agreement in Canadian Solar’s 18 year history.

On May 28, 2019, Canadian Solar announced that it achieved a world record of 22.28% conversion efficiency for its p-type multi-crystalline P5 cells. The record high P5 cell efficiency was tested and certified by Fraunhofer ISE of Germany in April 2019.

On May 23, 2019, Canadian Solar announced that it completed the sale of 68 MWp Aguascalientes project in Mexico to BlackRock.

On May 16, 2019, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC completed the sale of the 134 MWp Mustang project in the U.S. to Goldman Sachs Asset Management, L.P.

On May 15, 2019, Canadian Solar announced that it closed a $50 million term loan from Credit Suisse to support the development of its international solar project pipeline and for general corporate purposes. The U.S. dollar denominated term loan is expected to mature in April 2021. Credit Suisse further provided Canadian Solar with a cross-currency interest rate swap to hedge its cross-currency interest rate liabilities relating to the term loan.

On May 1, 2019, Canadian Solar announced that it won two accolades in the 2018 Power Finance & Risk Deal of the Year Awards: Latin America Project Finance Borrower of the Year and Latin America Project Finance Deal of the Year for the financing of its 100 MWp solar project in Cafayate, Argentina.

On April 29, 2019, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Projects K.K., expanded and renewed its credit facility with a syndicate of four finance leasing institutions led by Sumitomo Mitsui Finance and Leasing Company, Limited (SMFL). SMFLis a member of Sumitomo Mitsui Financial Group and one of Japan’s largest leasing institutions with global presence.

On April 24, 2019, Canadian Solar announced that it signed an agreement to sell its 80% interest in a 482.6 MWp portfolio of contracted solar projects in Brazil to Nebras Power Investment Management B.V., a Dutch affiliate of Nebras Q.P.S.C.

On April 2, 2019, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC, secured a $50 million letter of credit facility from Natixis, a multinational financial services firm, to support the development of the Company’s utility-scale solar projects across the U.S. and Canada.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on May 30, 2019 (8:00 p.m., May 30, 2019 in Hong Kong) to discuss the Company’s first quarter 2019 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 3779288.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Daylight Time on Friday, June 7, 2019 (8:00 p.m., June 7, 2019 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 3779288.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 34 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018

Net revenues	$484,719	$901,041	$1,424,911
Cost of revenues	377,280	629,732	1,280,965

Gross profit	107,439	271,309	143,946

Operating expenses:
Selling expenses	37,931	44,372	42,331
General and administrative expenses	51,423	81,309	48,775
Research and development expenses	13,166	15,417	9,499
Other operating income	(1,686)	(6,353)	(34,906)
Total operating expenses	100,834	134,745	65,699

Income from operations	6,605	136,564	78,247
Other income (expenses):
Interest expense	(21,699)	(23,003)	(29,594)
Interest income	2,029	2,180	3,576
Gain (loss) on change in fair value of derivatives	(1,260)	(7,256)	4,474
Foreign exchange gain (loss)	(12,586)	7,328	(8,456)
Investment income	545	35,416	—
Other expenses, net	(32,971)	14,665	(30,000)

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	(26,366)	151,229	48,247
Income tax benefit (expense)	7,529	(36,684)	(4,092)
Equity in earnings (loss) of unconsolidated investees	1,981	(445)	(269)
Net income (loss)	(16,856)	114,100	43,886

Less: Net income attributable to non-controlling interests	309	2,516	509

Net income (loss) attributable to Canadian Solar Inc.	$(17,165)	$111,584	$43,377

Earnings (loss) per share - basic	$(0.29)	$1.89	$0.74
Shares used in computation - basic	59,231,227	59,160,338	58,553,622
Earnings (loss) per share - diluted	$(0.29)	$1.81	$0.72
Shares used in computation - diluted	59,231,227	62,356,019	61,952,777

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
Net Income (loss)	(16,856)	114,100	43,886
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	15,985	(38,399)	23,181
Gain (loss) on changes in fair value of derivatives	(2,370)	(3,416)	5,128
Loss on de-recognition of commodity hedge and interest rate swap	—	(8,752)	—
Comprehensive income (loss)	(3,241)	63,533	72,195
Less: comprehensive income (loss) attributable to non-controlling interests	(4,327)	1,189	3,500
Comprehensive income attributable to Canadian Solar Inc.	1,086	62,344	68,695

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	March 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$370,154	$444,298
Restricted cash	516,407	480,976
Accounts receivable trade, net	388,707	498,231
Amounts due from related parties	14,210	16,740
Inventories	385,141	262,022
Value added tax recoverable	129,022	107,222
Advances to suppliers	75,181	37,011
Derivative assets	5,262	4,761
Project assets	919,545	933,563
Prepaid expenses and other current assets	286,215	289,497
Total current assets	3,089,844	3,074,321
Restricted cash	25,744	15,716
Property, plant and equipment, net	932,983	884,986
Solar power systems, net	60,396	54,898
Deferred tax assets, net	121,811	121,087
Advances to suppliers	58,830	48,908
Prepaid land use right	66,032	65,718
Investments in affiliates	128,232	126,095
Intangible assets, net	18,539	14,903
Goodwill	1,005	1,005
Derivatives assets	1,458	3,216
Project assets	393,401	352,200
Right-of-use assets*	48,072	—
Other non-current assets	126,520	129,605
TOTAL ASSETS	$5,072,867	$4,892,658

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of US Dollars)

	March 31,	December 31,
	2019	2018
Current liabilities:
Short-term borrowings	$1,071,107	$1,027,927
Long-term borrowings on project assets - current	280,481	265,770
Accounts payable	492,737	379,462
Notes payable	441,270	369,722
Amounts due to related parties	6,649	16,847
Other payables	379,571	408,013
Convertible notes	—	127,428
Advance from customers	38,334	39,024
Derivative liabilities	3,321	13,698
Lease Liabilities*	19,280	—
Tax equity liabilities	157,954	158,496
Other current liabilities	173,673	141,970
Total current liabilities	3,064,377	2,948,357
Accrued warranty costs	52,846	50,605
Long-term borrowings	433,502	393,614
Amounts due to related parties	505	568
Derivatives liabilities	497	—
Liability for uncertain tax positions	15,523	20,128
Deferred tax liabilities	35,036	35,698
Loss contingency accruals	22,831	24,608
Lease Liabilities*	31,316	—
Financing liabilities	79,335	77,835
Other non-current liabilities	64,406	68,400
Total LIABILITIES	3,800,174	3,619,813
Equity:
Common shares	703,648	702,931
Additional paid-in capital	13,047	10,675
Retained earnings	604,851	622,016
Accumulated other comprehensive loss	(91,898)	(110,149)
Total Canadian Solar Inc. shareholders’ equity	1,229,648	1,225,473
Non-controlling interests in subsidiaries	43,045	47,372
TOTAL EQUITY	1,272,693	1,272,845
TOTAL LIABILITIES AND EQUITY	$5,072,867	$4,892,658

Note: * The Company adopted ASU 2016-02 — Leases (Topic ASC842) in the first quarter of 2019 using the optional transition method and elected certain practical expedients, which were permitted under the guidance ASU 2018-11, Leases (Topic 842) — Targeted Improvements. The transition guidance allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. The adoption primarily affected the condensed consolidated balance sheet through the recognition of right-of-use assets and lease liabilities as of January 1, 2019. The adoption did not have a significant impact on the results of operations or cash flows.